FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 29, 2011	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2011

Taipei, Taiwan, R.O.C., Apr 29, 2011 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$46,005 million for the first quarter of 2011 (1Q11), up 23% year-over-year while down 14% sequentially.  Net income for the quarter totaled NT$3,974 million, up from a net income of NT$3,395 million in 1Q10 and down from a net income of NT$4,870 million in 4Q10.  Diluted earnings per share for the quarter was NT$0.65 (or US$0.111 per ADS), compared to earnings per share of NT$0.57 for 1Q10 and diluted earnings per share of NT$0.80 for 4Q10.

RESULTS OF OPERATIONS

1Q11 Results Highlights – Actual Basis

●
Net revenue contribution from IC packaging operations, testing operations, EMS operations and substrates sold to third parties and others was NT$24,812 million, NT$5,339 million, NT$15,095 million, NT$688 million, and NT$71 million, respectively, and each represented approximately 54%, 12%, 33%, 1%, and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$37,347 million, up 24% year-over-year and down 10% sequentially.

-	Raw material cost totaled NT$22,196 million during the quarter, representing 48% of total net revenue, compared with NT$24,338 million and 46% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,288 million during the quarter, representing 12% of total net revenue, compared with NT$5,320 million and 10% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,328 million during the quarter, up 27% year-over-year and up 3% sequentially.
●	Total operating expenses during 1Q11 were NT$4,271 million, including NT$1,631 million in

_______________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

April 29, 2011

R&D and NT$2,640 million in SG&A, compared with operating expenses of NT$4,575 million in 4Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, the same as previous quarter and 1Q10.

●	Operating income for the quarter totaled NT$4,387 million, down from NT$7,392 million in the previous quarter. Operating margin decreased to 10% in 1Q11 from 14% in 4Q10.
●	In terms of non-operating items:
-	Net interest expense was NT$276 million, down from NT$316 million a quarter ago.
-	Net foreign exchange loss of NT$27 million was primarily attributable to the slight depreciation of the U.S. dollar against the N.T. dollar.
-	Gain on equity-method investments of NT$132 million was primarily attributable to our investment in Hung Ching Development & Construction Co..
-	Gain on valuation of financial assets and liabilities was NT$ 169 million.
-
Other non-operating income of NT$711 million was primarily related to cash dividend received.  Total non-operating income for the quarter was NT$709 million, compared to non-operating expenses of NT$206 million for 1Q10 and non-operating expenses of NT$500 million for 4Q10.

●
Income before tax was NT$5,096 million for 1Q11, compared to NT$6,892 million in the previous quarter.  We recorded income tax expense of NT$963 million during the quarter, compared to NT$1,791 million in 4Q10.

●	In 1Q11, net income was NT$3,974 million, compared to a net income of NT$3,395 million for 1Q10 and net income of NT$4,870 million for 4Q10.
●
Our total number of shares outstanding at the end of the quarter was 6,050,250,512 including treasury stock owned by our subsidiaries.  Our 1Q11 diluted earnings per share of NT$0.65 (or US$0.111 per ADS) was based on 6,093,929,167 weighted average number of shares outstanding in 1Q11.

1Q11 Results Highlights – IC ATM2 Basis

●
Net revenue from IC ATM was NT$30,879 million for the first quarter of 2011, up 13% year-over-year while down 5% sequentially.  Net revenue contribution from IC packaging operations, testing operations, and substrates sold to third parties was NT$24,841 million, NT$5,350 million and NT$688 million, respectively, and each represented approximately 81%, 17% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$23,784 million, up 13% year-over-year and down 2% sequentially.

-	Raw material cost totaled NT$9,921 million during the quarter, representing 32% of total net revenue, compared with NT$10,249 million and 31% of total net revenue in the previous quarter.

-	Labor cost totaled NT$4,714 million during the quarter, representing 15% of total net revenue, compared with NT$4,750 million and 15% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,008 million during the quarter, up 24% year-over-year and up 4% sequentially.
●
Total operating expenses during 1Q11 were NT$3,125 million, including NT$1,233 million in R&D and NT$1,892 million in SG&A, compared with operating expenses of NT$3,233 million in 4Q10.  Total operating expenses as a percentage of net revenue for the current quarter were10%, the same as 10Q1 and the previous quarter.

_________________
2 ATM stands for Semiconductor Assembly, Testing and Material.

April 29, 2011

●	Operating income for the quarter totaled NT$3,970 million, down from NT$4,978 million in the previous quarter. Operating margin decreased to 13% in 1Q11 from 15% in 4Q10.

1Q11 Results Highlights – EMS Basis

●	Net revenue contribution from EMS operations was NT$15,095 million, up 4% year-over-year and down 12% sequentially.
●	Cost of revenues was NT$13,447 million, up 4% year-over-year and down 13% sequentially.

-	Raw material cost totaled NT$12,315 million during the quarter, representing 82% of total net revenue, compared with NT$14,115 million and 82% of total net revenue in the previous quarter.

-	Labor cost totaled NT$574 million during the quarter, representing 4% of total net revenue, compared with NT$570 million and 3% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$194 million during the quarter, down 23% year-over-year and down 5% sequentially.
●
Total operating expenses during 1Q11 were NT$1,101 million, including NT$398 million in R&D and NT$703 million in SG&A, compared with operating expenses of NT$1,133 million in 4Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 7%, the same as pervious quarter and 4Q10.

●	Operating income for the quarter totaled NT$547 million, down from NT$671 million in the previous quarter. Operating margin was 4% in 1Q11, the same as the previous quarter.
●	Total non-operating income for the quarter was NT$93 million, compared to non-operating expenses of NT$20 million for 1Q10 and non-operating expenses of NT$39 million for 4Q10.
●
Income before tax was NT$640 million for 1Q11, compared to NT$632 million in the previous quarter.  We recorded income tax expense of NT$295 million during the quarter, compared to NT$219 million in 4Q10.

●	In 1Q11, net income was NT$342 million, compared to a net income of NT$530 million for 1Q10 and net income of NT$411 million for 4Q10.

LIQUIDITY AND CAPITAL RESOURCES OF ACTUAL BASIS

●	As of March 31, 2011, our cash and current financial assets totaled NT$28,379 million, compared to NT$25,095 million as of December 31, 2010.
●
Capital expenditures in 1Q10 totaled US$154 million, of which US$115 million was used for IC packaging, US$32 million was used for testing, US$3 million was used for EMS and US$4 million was used for interconnect materials.

●
As of March 31, 2011, we had total bank debt of NT$71,391 million, compared to NT$69,549 million as of December 31, 2010.  Total bank debt consisted of NT$22,191 million of revolving working capital loans, NT$5,348 million of the current portion of long-term debt, and NT$43,852 million of long-term debt.  Total unused credit lines amounted to NT$94,197 million.

●	Current ratio as of March 31, 2011 was 1.32, compared to 1.43 as of December 31, 2010. Net debt to equity ratio was 0.44 as of March 31, 2011.
●	Total number of employees was 49,173 as of March 31, 2011, compared to 42,953 as of March 31, 2010 and 48,901 as of Dec 31, 2010.

April 29, 2011

BUSINESS REVIEW

IC Packaging Operations3

●	Net revenues generated from our IC packaging operations were NT$24,841 million during the quarter, up NT$2,753 million, or 12% year-over-year, and down NT$1,184 million, or 5% sequentially.
●	Net revenues from advanced substrate and leadframe-based packaging accounted for 83% of total IC packaging net revenues during the quarter, up by 1 percentage point from the previous quarter.
●	Gross margin for our IC packaging operations during the quarter was 20%, up by 1 percentage point from the same quarter last year and down by 1 percentage point from the previous quarter.
●
Capital expenditures for our IC packaging operations amounted to US$115 million during the quarter, of which US$101 million was used for wirebonding packaging capacity and US$14 million was used for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2011, there were 11,604 wirebonders in operation. 705 wirebonders were added and 4 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging net revenues, down by 1 percentage point from the previous quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$5,350 million, up NT$688 million, or 15% year-over-year, and down NT$644 million, or 11%, sequentially.
●
Final testing contributed 86% to total testing net revenues, up by 2 percentage points from the previous quarter.  Wafer sort contributed 12% to total testing net revenues, down by 2 percentage points from the previous quarter.

Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,761 million, up from NT$ 1,372 million in 1Q10 and up from NT$1,706 million in 4Q10.
●	In 1Q11, gross margin for our testing operations was 31%, down by 4 percentage points year-over-year and the down by 6 percentage points from previous quarter.
●	Capital spending on our testing operations amounted to US$32 million during the quarter.
●	As of March 31, 2011, there were 2,229 testers in operation. 71 testers were added and 33 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$15,095 million, up NT$589 million, or 4% year-over-year, and down NT$2,133 million, or 12%, sequentially.
●
Communications products contributed 41% to total EMS net revenues, down by 2 percentage points from the previous quarter.  Computing products contributed 22% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Consumer products contributed 18% to total EMS net revenues, which remained the same as the previous quarter.  Industrial products contributed 10% to total EMS net revenues, down by 1 percentage point from the previous quarter.  Car products contributed 8% to total EMS net revenues, up by 1 percentage point from the previous quarter.

●	In 1Q11, gross margin for our EMS operations was 11%, which remained the same as 1Q10 and the previous quarter.
●	Capital spending on our EMS operations amounted to US$3 million during the quarter.

_______________________ 3 IC packaging operations include module assembly services. 4 April 29, 2011

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,170 million during the quarter, down NT$160 million, or 7% year-over-year, and down NT$275 million, or 11% from the previous quarter. Of the total output of NT$2,170 million, NT$688 million was from sales to external customers.

●	Gross margin for substrate operations was 18% during the quarter, down by 6 percentage points year-over-year and down by 5 percentage points sequentially.
●	In 1Q11, our internal substrate manufacturing operations supplied 40% (by value) of our total substrate requirements.

Customers

IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 29% of our total net revenues in 1Q11, down by one percentage point from the previous quarter and 1Q10. No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 44% in 1Q10 and the same as previous quarter.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 38% of our total net revenues during the quarter, compared to 37% in 1Q10 and 39% in 4Q10.

EMS CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 62% of our total net revenues in 1Q11, compared to 63% in 1Q10 and 65% in 4Q10.  There are three customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 80% of our total net revenues during the quarter, compared to 79% in 1Q10 and 81% in 4Q10.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect

April 29, 2011

materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on June 11, 2010.

April 29, 2011

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/11	4Q/10	1Q/10
Net Revenues	30,879	32,602	27,423
Revenues by End Application
Communications	49%	50%	45%
Computers	16%	15%	20%
Automotive and Consumer	35%	34%	35%
Others	0%	1%	0%
Revenues by Region
North America	51%	53%	50%
Europe	13%	14%	12%
Taiwan	20%	17%	23%
Japan	8%	9%	10%
Other Asia	8%	7%	5%

IC Packaging Operations
Amounts in NT$ Millions	1Q/11	4Q/10	1Q/10
Net Revenues	24,841	26,025	22,088
Revenues by Packaging Type
Advanced substrate & leadframe based	83%	82%	86%
Traditional leadframe based	9%	9%	6%
Module assembly	4%	5%	4%
Others	4%	4%	4%
Capacity
CapEx (US$ Millions)*	115	72	137
Number of Wirebonders	11,604	10,903	9,817

Testing Operations
Amounts in NT$ Millions	1Q/11	4Q/10	1Q/10
Net Revenues	5,350	5,994	4,662
Revenues by Testing Type
Final test	86%	84%	83%
Wafer sort	12%	14%	14%
Engineering test	2%	2%	3%
Capacity
CapEx (US$ Millions)*	32	47	43
Number of Testers	2,229	2,191	1,634

EMS Operations
Amounts in NT$ Millions	1Q/11	4Q/10	1Q/10
Net Revenues	15,095	17,228	14,506
Revenues by End Application
Communications	41%	43%	21%
Computing	22%	20%	36%
Consumer	18%	18%	25%
Industrial	10%	11%	11%
Car	8%	7%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	3	11	9

* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Actual Basis*
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2011	Dec. 31 2010	Mar. 31 2010
Net revenues:
IC Packaging	24,812	26,003	22,081
Testing	5,339	5,989	4,662
Direct Material	688	583	673
EMS	15,095	17,226	10,139
Others	71	3,482	-
Total net revenues	46,005	53,283	37,555

Cost of revenues	(37,347)	(41,316)	(29,999)
Gross profit	8,658	11,967	7,556

Operating expenses:
Research and development	(1,631)	(1,633)	(1,301)
Selling, general and administrative	(2,640)	(2,942)	(1,976)
Total operating expenses	(4,271)	(4,575)	(3,277)
Operating income (loss)	4,387	7,392	4,279

Net non-operating (expenses) income:
Interest expense – net	(276)	(316)	(292)
Foreign exchange gain (loss)	(27)	256	(3)
Gain (loss) on equity-method investments	132	(7)	32
Gain (loss) on valuation of financial assets and liabilities	169	(179)	76
Others	711	(254)	(19)
Total non-operating income (expenses)	709	(500)	(206)
Income (loss) before tax	5,096	6,892	4,073

Income tax benefit (expense)	(963)	(1,791)	(455)
(Loss) income from continuing operations and before minority interest	4,133	5,101	3,618
Minority interest	(159)	(231)	(223)

Net income (loss)	3,974	4,870	3,395

Per share data:
Earnings (losses) per share
– Basic	NT$0.67	NT$0.82	NT$0.58
– Diluted	NT$0.65	NT$0.80	NT$0.57

Earnings (losses) per equivalent ADS
– Basic	US$0.114	US$0.135	US$0.091
– Diluted	US$0.111	US$0.132	US$0.090

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,093,929	5,995,372	5,890,374

Exchange rate (NT$ per US$1)	29.29	30.51	31.95

* Figures above reflects consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2011	Dec. 31 2010	Mar. 31 2010
Net revenues:
IC Packaging	24,841	26,025	22,088
Testing	5,350	5,994	4,662
Direct Material	688	583	673
Total net revenues	30,879	32,602	27,423

Cost of revenues	(23,784)	(24,391)	(20,976)
Gross profit	7,095	8,211	6,447

Operating expenses:
Research and development	(1,233)	(1,232)	(1,035)
Selling, general and administrative	(1,892)	(2,001)	(1,594)
Total operating expenses	(3,125)	(3,233)	(2,629)
Operating income (loss)	3,970	4,978	3,818

Net non-operating (expenses) income:
Interest expense – net	(268)	(292)	(293)
Foreign exchange gain (loss)	(11)	317	14
Gain (loss) on equity-method investments	315	1,098	327
Gain (loss) on valuation of financial assets and liabilities	180	(200)	56
Others	588	(249)	9
Total non-operating income (expenses)	804	674	113
Income (loss) before tax	4,774	5,652	3,931

Income tax benefit (expense)	(645)	(655)	(395)
(Loss) income from continuing operations and before minority interest	4,129	4,997	3,536
Minority interest	(155)	(127)	(141)

Net income (loss)	3,974	4,870	3,395

Per share data:
Earnings (losses) per share
– Basic	NT$0.67	NT$0.82	NT$0.58
– Diluted	NT$0.65	NT$0.80	NT$0.57

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,093,929	5,995,372	5,890,374

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2011	Dec. 31 2010	Mar. 31 2010
Net revenues:
Total net revenues	15,095	17,228	14,506

Cost of revenues	(13,447)	(15,424)	(12,892)
Gross profit	1,648	1,804	1,614

Operating expenses:
Research and development	(398)	(401)	(398)
Selling, general and administrative	(703)	(732)	(590)
Total operating expenses	(1,101)	(1,133)	(988)
Operating income (loss)	547	671	626

Net non-operating (expenses) income:
Total non-operating (expenses) income	93	(39)	(20)
Income (loss) before tax	640	632	606

Income tax benefit (expense)	(295)	(219)	(74)
(Loss) income from continuing operations and before minority interest	345	413	532
Minority interest	(3)	(2)	(2)

Net income (loss)	342	411	530

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

As of Mar. 31, 2011		As of Dec. 31, 2010

Current assets:
Cash and cash equivalents	26,959	23,398
Financial assets – current	1,420	1,697
Notes and accounts receivable	33,099	32,870
Inventories	24,000	23,296
Others	4,545	4,338
Total current assets	90,023	85,599

Financial assets – non current	2,450	2,400
Properties – net	101,105	99,854
Intangible assets	15,122	15,248
Others	4,750	5,039
Total assets	213,450	208,140

Current liabilities:
Short-term debts – revolving credit	22,191	14,155
Current portion of long-term debts	5,348	3,019
Notes and accounts payable	23,727	24,389
Others	16,734	18,172
Total current liabilities	68,000	59,735

Long-term debts	43,852	52,375
Other liabilities	4,195	4,190
Total liabilities	116,047	116,300

Minority interest	3,445	3,283

Shareholders’ equity	93,958	88,557
Total liabilities & shareholders’ equity	213,450	208,140

Current Ratio	1.32	1.43
Net Debt to Equity	0.44	0.48

* Figures above reflects consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data – EMS Basis
(In NT$ millions)
(Unaudited)

As of Mar. 31, 2011		As of Dec. 31, 2010

Current assets:
Cash and cash equivalents	14,314	11,500
Financial assets – current	185	411
Notes and accounts receivable	12,582	13,548
Inventories	6,949	6,833
Others	478	582
Total current assets	34,508	32,874

Financial assets – non current	495	544
Properties – net	4,705	4,748
Intangible assets	145	145
Others	878	929
Total assets	40,731	39,240

Current liabilities:
Short-term debts – revolving credit	7,092	5,750
Current portion of long-term debts	373	243
Notes and accounts payable	12,453	13,414
Others	2,336	2,293
Total current liabilities	22,254	21,700

Long-term debts	1,526	1,142
Other liabilities	474	434
Total liabilities	24,254	23,276

Minority interest	80	38

Shareholders’ equity	16,397	15,926
Total liabilities & shareholders’ equity	40,731	39,240